Exhibit 3.1.2

CERTIFICATE OF CORRECTION

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

NEXIMMUNE, INC.

It is hereby certified that:

1.	The name of the corporation (hereinafter called the “Corporation”) is Neximmune, Inc.

2.

The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 7, 2011. Thereafter a Restated Certificate of Incorporation for the Corporation was filed on November 27, 2019 (the “Restated Certificate”).

3.	The Restated Certificate is hereby corrected.

4.	The inaccuracy to be corrected in said instrument is as follows:

Due to a scrivener’s error, paragraph 1. Dividends of Article Fourth Part B of the Restated Certificate had an incorrect “Series A-3 Original Issue Price” stated in the last sentence of paragraph 1.3 of Article Fourth Part B.

The following paragraph 1.3 of Article Fourth Part B of the Restated Certificate is corrected so that paragraph 1.3 shall read as follows:

1.3 From and after the date of the issuance of any shares of Series A-3 Preferred Stock, dividends at the rate per annum of $0.021138 per share shall accrue on such shares of Series A-3 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-3 Preferred Stock) (the “Series A-3 Accruing Dividends”). Series A-3 Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.3 or in Section 2.1, 2.2 and Section 2.4, such Series A-3 Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Series A-3 Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A-3 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-3 Preferred Stock in an amount at least equal to the sum of (i) the amount of the aggregate Series A-

3 Accruing Dividends then accrued on such share of Series A-3 Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A-3 Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A-3 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A-3 Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series A-3 Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A-3 Preferred Stock pursuant to this Section 1.2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A-3 Preferred Stock dividend. The “Series A-3 Original Issue Price” shall mean $0.3523 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-3 Preferred Stock.

and

Due to a scrivener’s error, paragraph 4.1.1 Conversion Ratio. Article Fourth Part B of the Restated Certificate had an incorrect “Series A-3 Conversion Price” stated in the third to last sentence of paragraph 4.1.1 of Article Fourth Part B.

The following paragraph 4.1.1 of Article Fourth Part B of the Restated Certificate is corrected so that paragraph 4.1.1 shall read as follows:

4.1.1. Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to $0.2951. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A-2 Original Issue Price by the Series A-2 Conversion Price (as defined below) in effect at the time of conversion. The “Series A-2 Conversion Price” shall initially be equal to $0.3523. Such initial Series A-2 Conversion Price, and the rate at which shares of Series A-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series A-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A-3 Original Issue Price by the Series A-3 Conversion Price (as defined below) in effect at the time of conversion. The “Series A-3 Conversion Price” shall initially be equal to $0.3523. Such initial Series A-3 Conversion Price, and the rate at which shares of Series A-3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The “Applicable Conversion Price” shall mean with respect to the Series A Preferred Stock, the Series A Conversion Price, with respect to the Series A-2 Preferred Stock, the Series A-2 Conversion Price, and with respect to the Series A-3 Preferred Stock, the Series A-3 Conversion Price.

Executed this     day of January, 2020.

Name: Alain Cappeluti
Title: Chief Financial Officer